UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 20, 2016

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Pierre Dulin

Name: Pierre Dulin
Title: General Manager

BLADEX’S THIRD QUARTER AND YEAR-TO-DATE 2016 PROFIT TOTALED $28.0 MILLION, OR $0.72 PER SHARE, AND $73.7 MILLION, OR $1.89 PER SHARE, RESPECTIVELY. NINE MONTHS 2016 BUSINESS PROFIT REACHED $78.1 MILLION (+6% YoY)

PANAMA CITY, REPUBLIC OF PANAMA, October 19, 2016

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the third quarter (“3Q16”) and nine months (“9M16”) ended September 30, 2016.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Financial data as of September 30, 2015 (“3Q15” and “9M15”) has also been prepared in accordance with IFRS to allow year-on-year comparisons.

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	9M16	9M15	3Q16	2Q16	3Q15
Key Income Statement Highlights
Total income	$124.8	$130.3	$43.4	$44.4	$52.0
Impairment loss from expected credit losses on loans at amortized cost and off-balance sheet instruments	$17.1	$10.3	$4.4	$11.5	$2.0
Impairment loss (gain) from expected credit losses on investment securities	$0.3	$0.5	$(0.2)	$0.5	$(0.3)
Operating expenses (1)	$33.7	$38.7	$11.2	$10.1	$12.9
Business Profit (2)	$78.1	$73.7	$28.0	$22.1	$30.3
Non-Core Items (3)	$(4.4)	$7.0	$0.0	$0.2	$7.1
Profit for the period	$73.7	$80.8	$28.0	$22.3	$37.4
Profitability Ratios
Earnings per Share ("EPS") (4)	$1.89	$2.08	$0.72	$0.57	$0.96
Business EPS (4)	$2.00	$1.90	$0.72	$0.56	$0.78
Return on Average Equity (“ROAE”) (5)	10.0%	11.5%	11.2%	9.1%	15.5%
Business ROAE (6)	10.6%	10.5%	11.2%	9.0%	12.6%
Return on Average Assets (“ROAA”)	1.31%	1.36%	1.50%	1.20%	1.85%
Business ROAA	1.38%	1.25%	1.50%	1.19%	1.50%
Net Interest Margin ("NIM") (7)	2.08%	1.82%	2.13%	2.06%	1.83%
Net Interest Spread ("NIS") (8)	1.86%	1.66%	1.89%	1.83%	1.67%
Efficiency Ratio (9)	27%	30%	26%	23%	25%
Business Efficiency Ratio (9)	26%	31%	26%	22%	29%
Assets, Capital, Liquidity & Credit Quality
Commercial Portfolio	$6,688	$7,124	$6,688	$6,767	$7,124
Treasury Portfolio	$145	$293	$145	$180	$293
Total Assets	$7,287	$7,988	$7,287	$7,634	$7,988
Market capitalization	$1,104	$902	$1,104	$1,036	$902
Tier 1 Basel III Capital Ratio (10)	15.9%	15.1%	15.9%	15.6%	15.1%
Leverage (times) (11)	7.2	8.3	7.2	7.7	8.3
Liquid Assets / Total Assets (12)	9.9%	10.9%	9.9%	11.9%	10.9%
NPL to gross loan portfolio	1.31%	0.31%	1.31%	1.30%	0.31%
Total allowance for expected credit losses on loans at amortized cost and off-balance sheet credit risk to Commercial Portfolio	1.67%	1.38%	1.67%	1.60%	1.38%
Total allowance for expected credit losses on loans at amortized cost and off-balance sheet credit risk to NPL (times)	1.3	4.8	1.3	1.3	4.8

3Q16 and 9M16 Highlights

Reported results:

•	Bladex’s 3Q16 Profit totaled $28.0 million (+26% QoQ, -25% YoY). Business Profit increased 27% QoQ, mainly on higher net interest income, along with lower QoQ provisions for expected credit losses, but decreased 8% YoY as higher net interest income was offset by lower fees and other income.

•	The Bank’s 9M16 Profit totaled $73.7 million (-9% YoY), mainly as a result of a swing in non-core results (-$4.4 million in 9M16 vs +$7.0 million recorded in the same period 2015), while Business Profit increased 6% YoY to $78.1 million, driven by higher net interest income and improved operating efficiency which was partially offset by higher provisions for expected credit losses and lower fees from letters of credit.

•	3Q16 and 9M16 Net Interest Income reached $39.8 million (+4% QoQ, +7% YoY) and $117.5 million (+9% YoY), respectively, on higher Net Interest Margin (2.13% in 3Q16, or +7 bps QoQ, +30 bps YoY and 2.08% in 9M16, or +26 bps YoY), mainly reflecting higher average lending spreads and the effects of increased market rates.

Key performance metrics:

•	The 3Q16 Annualized Return on Average Equity (“ROAE”) reached 11.2%. Year-to-date 2016 ROAE and Business ROAE reached 10.0% and 10.6%, compared to 11.5% and 10.5% in the 9M15, respectively.

•	The year-to-date 2016 Efficiency and Business Efficiency Ratios improved to 27% (-3 pts. YoY) and 26% (-5 pts. YoY), respectively, on robust income levels and lower operating expenses. Both Efficiency Ratios stood at 26% for 3Q16.

•	Tier 1 Basel III Capital Ratio stood at 15.9% as of September 30, 2016, compared to 15.6% a quarter ago, and 15.1% a year ago, on higher Tier 1 Capital balance and lower risk-weighted assets compared to a year ago.

Commercial Portfolio & Quality:

•	Average Commercial Portfolio balance reached $6.8 billion in the third quarter (+1% QoQ, -5% YoY) and in first nine months 2016 (-4% YoY), while end-of-period Commercial Portfolio balances stood at $6.7 billion as of September 30, 2016 (-1% QoQ, -6% YoY). The Bank continued with its approach to rebalance its credit exposure profile, emphasizing short-term trade finance exposures, along with reducing certain country, industry and client risk concentrations.

•	Non-performing loans (“NPL”) remained stable at $83.8 million, or 1.31% of the total Loan Portfolio as of September 30, 2016, compared to $84.7 million, or 1.30%, a quarter ago, while the total allowance for credit losses stood at 1.67% of total Commercial Portfolio ending balances (+7 bps QoQ, +29 bps YoY), representing an amount equivalent to 1.3 times the NPL balances.

CEO’s Comments

Mr. Rubens V. Amaral Jr., Bladex’s Chief Executive Officer, stated the following regarding the Bank’s 3Q16 and 9M16 results: “Core operating trends strengthened considerably during the third quarter, while credit quality remained stable. Nevertheless, the business environment continued to be challenging, limiting the scope for accelerated portfolio growth, as average quarterly portfolio balances increased marginally, while lending and net interest margins continued to improve, benefitting from robust pricing levels and increasing underlying market rates. Top line revenues rose moderately QoQ as higher net interest income compensated lower commission income, with several syndication transactions slated for completion in the fourth quarter. Our floating rate based business allows for instant re-pricing of our book as underlying market rates move, with minimal impact from interest rate or currency risk, and our funding structure continues to be not only very cost efficient, but ever more stable, as we increased deposits in the funding portfolio mix, made judicious use of abundantly available short term funding and accessed new markets placing medium term debt during the quarter to further strengthen structural resilience and diversification of our funding base. Expenses remain well under control, with efficiency ratio at 26% for 3Q16.

We surpassed the $1 billion Tier 1 capital mark this quarter, reaching a 15.9% Tier 1 Capital ratio, a very robust capitalization level which provides a solid foundation not only for Bladex´s financial strength, but also for accelerated business growth going forward as our outlook for Latin America is positive for the remainder of the year as well as 2017. Our origination efforts are focusing now on increasing our short term trade exposures, as we seek to position the Bank for an upward trend in the regional economic cycle, and recovered trade flow growth in particular, while increasing our capacity to adjust portfolio mix and credit profiles to the changing market conditions ever more rapidly. We envision this intensified business origination approach to be a fundamental part of our mission to accelerate the improvement of Return on Equity, Operating Leverage and Efficiency metrics, and we are doubling down on our efforts to improve our technological, processes and human capital capacities to strengthen our core franchise in order to achieve this goal. This, of course, does not mean that we will cease to generate non-trade or medium-term lending exposures – we will continue to strive to serve the needs of our clients along the tenors as complementary support to their trade-related activities. And we most certainly will seek to enhance our value proposition by increasingly providing value-added, fee generating services. Delivering expert, client focused solutions, and efficiently executing low risk trade finance business is what Bladex is all about.” Mr. Amaral concluded.

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RECENT EVENTS

▪	Quarterly dividend payment: At a meeting held October 18, 2016, the Bank’s Board of Directors approved a quarterly common dividend of $0.385 per share corresponding to the third quarter 2016. The dividend will be paid on November 17, 2016, to stockholders registered as of October 31, 2016.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.
-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

(1)	Total operating expenses includes the following expenses line items of the consolidated statements of profit or loss: salaries and other employee expenses, depreciation of equipment and leasehold improvements, amortization of intangible assets, professional services, maintenance and repairs, and other expenses.

(2)	Business Profit refers to Profit for the period, deducting non-core items.

(3)	Non-Core Items include the net results from the participations in the investment funds recorded in the “gain (loss) per financial instrument at fair value through profit or loss – investment funds” line item, other income and other expenses related to investment funds.

(4)	Earnings per Share (“EPS”) and Business EPS calculations are based on the average number of shares outstanding during each period.

(5)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

(6)	Business ROAE refers to annualized Business Profit divided by average stockholders’ equity.

(7)	NIM refers to net interest margin which constitutes to net interest income divided by the average balance of interest-earning assets.

(8)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

(9)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total income. Business Efficiency Ratio refers to business operating expenses as a percentage of total income excluding non-core items.

(10)	Tier 1 Capital is calculated according to Basel III capital adequacy guidelines, and is equivalent to stockholders’ equity excluding certain effects such as the OCI effect of the financial instruments at FVTOCI. Tier 1 Capital ratio is calculated as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines.

(11)	Leverage corresponds to assets divided by stockholders’ equity.

(12)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks, and interest-bearing deposits in banks, excluding pledged deposits and margin calls. Liquidity ratio refers to liquid assets as a percentage of total assets.

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SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating profit and return on equity in future periods, including income derived from the Treasury Business Segment, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals.

ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, initiated operations in 1979 to promote foreign trade finance and economic integration in the Region. The Bank, headquartered in Panama, operates throughout the Region with offices in Argentina, Brazil, Colombia, Mexico, Peru, and the United States of America, to support the expansion and servicing of its client base, which includes financial institutions and corporations. Through September 30, 2016, Bladex had disbursed accumulated credits of approximately $240 billion.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include central banks, state-owned banks and entities representing 23 Latin American countries, as well as commercial banks and financial institutions, institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Thursday, October 20, 2016 at 11:00 a.m. New York City time (Eastern Time).  For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224.  Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation is available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140, and follow the instructions.  The replay passcode is: 67185647.

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For more information, please access http://www.bladex.com or contact:

Mr. Christopher Schech

Chief Financial Officer

Tel: +507 210-8630

E-mail address: cschech@bladex.com

Mrs. Irma Garrido Arango

SVP, Corporate Development and Investor Relations

Tel: +507 210-8559

E-mail address: igarrido@bladex.com

Bladex

Business Park Torre V, Piso 5

Avenida La Rotonda

Urbanización Costa del Este

Panama City, Panama

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